Exhibit 99.1

News release

Cenovus announces amendment to agreement with MEG Energy and voting support agreement with Strathcona Resources Ltd.

Calgary, Alberta (October 27, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that it has entered into a second amending agreement in respect of the arrangement agreement dated August 21, 2025 (as amended, the “Agreement”) to acquire MEG Energy Corp. (TSX: MEG) (“MEG”).

Under the terms of the Agreement, each MEG shareholder will now have the option to elect to receive, for each MEG common share, (i) $30.00 in cash; or (ii) 1.255 Cenovus common shares, subject to rounding and pro-ration based on a maximum amount of $3.8 billion in cash and a maximum of 159.6 million Cenovus common shares. The pro-rated consideration represents a mix of 50% cash and 50% Cenovus common shares. On a fully pro-rated basis, the consideration per MEG common share represents approximately $15.00 in cash and 0.6275 of a Cenovus common share.

The fully pro-rated consideration for MEG represents a value of approximately $30.00 per MEG share at Cenovus’s closing share price on October 24, 2025.

In conjunction with the announcement of the amended terms of the Agreement, Strathcona Resources Ltd. (“Strathcona”) has entered into a voting support agreement with Cenovus under which Strathcona has agreed to vote its common shares of MEG in favour of the MEG transaction. Strathcona's obligations under the voting support agreement will terminate under certain circumstances, including upon completion of or termination of the MEG transaction, or upon termination of the asset sale transaction described below.

The special meeting of MEG shareholders remains scheduled for October 30, 2025, at 9:00 a.m. (Calgary Time) and the deadline for submitting proxies remains October 29, 2025, at 9:00 a.m. (Calgary Time).

Cenovus also announced today the sale of certain assets to Strathcona for total proceeds of up to $150 million, comprised of $75 million cash paid on closing and up to $75 million in contingent consideration dependent on future commodity prices. These include the Vawn thermal heavy oil asset in Saskatchewan and certain undeveloped lands in western Saskatchewan and Alberta. Production from the asset has averaged approximately 5,000 barrels per day to date in 2025. Closing of the asset sale transaction is expected in the fourth quarter of 2025.

Advisory

Forward-looking statements
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of Cenovus, including following the acquisition of MEG, based on certain assumptions made in light of Cenovus’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward‐looking information in this document
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is identified by words such as “acquire”, “expected”, “option”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: acquiring all of the issued and outstanding common shares of MEG pursuant to a plan of arrangement (the “Acquisition”); the maximum amount of cash and Cenovus common shares available for MEG shareholders to elect pursuant to the Acquisition; expectations regarding the fully pro-rated consideration; the timing of the special meeting of MEG shareholders and that Strathcona has agreed to vote in support of the Acquisition thereat; Strathcona’s obligations under the voting support agreement; and the expected timing of closing for the asset sale.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and MEG and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: information currently available to Cenovus about itself and MEG and the businesses in which they operate; the completion of the Acquisition on anticipated terms and timing; the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals for the Acquisition; general economic, market and business conditions; anticipated tax treatment of the Acquisition; that actions by third parties and/or any regulatory authority, other governmental entity or court do not delay or otherwise adversely affect completion of the Acquisition; that any competing bids do not materially impact the completion of the Acquisition or Cenovus’s or MEG’s business operations, approvals or key stakeholder relationships; that no potential litigation or regulatory challenges or complaints relating to the Acquisition (as may be instituted against Cenovus, MEG or any other party) do not delay or otherwise adversely affect completion of the Acquisition; Cenovus’s portfolio and business plan, including if the Acquisition is not completed; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; that there will be no material change to MEG’s operations prior to completion of the Acquisition; no material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Acquisition; the interests of MEG shareholders; satisfaction of Strathcona’s obligations under the voting support agreement; and the assumptions inherent in Cenovus’s updated 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; not completing the Acquisition on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals; a change in the interests of MEG shareholders; failing to complete the Acquisition on the terms contemplated by the arrangement agreement between Cenovus and MEG; the risk of termination of the arrangement agreement or Strathcona’s voting support agreement in accordance with the terms thereof prior to completion of the Acquisition or the receipt of MEG shareholder approval therefore; the impact of any competing bids, or from any additional offers, for MEG securities that may arise after the date hereof; actions by third parties and/or any regulatory authority, other governmental entity or court that could delay or otherwise adversely affect completion of the Acquisition; potential litigation or regulatory challenges or complaints relating to the Acquisition that could be instituted against Cenovus, MEG or any other party that could delay or otherwise adversely affect completion of the Acquisition; the consequences of not completing the Acquisition, including the volatility of the share prices of Cenovus and MEG, negative reactions from the investment community and the required payment of certain costs related to the Acquisition; potential undisclosed
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liabilities in respect of MEG unidentified during the due diligence process; the interpretation of the Acquisition by tax authorities; the focus of management’s time and attention on the Acquisition and other disruptions arising from the Acquisition; volatility of, and other assumptions regarding, commodity prices; product supply and demand; market competition, including from alternative energy sources; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com). Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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